IMMIX BIOPHARMA, INC.

1140 West Olympic Blvd., Suite 200

Los Angeles, CA 90064

December 13, 2021

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Gary Newberry
Al Pavot
Jane Park
Laura Crotty

Re:	Immix Biopharma, Inc.
Registration Statement on Form S-1, as amended
File No. 333-259591

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Immix Biopharma, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:45 p.m.., Eastern Standard Time, on Wednesday, December 15, 2021, or as soon thereafter as possible.

Please notify Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3067 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Thank you,

IMMIX BIOPHARMA, INC.

By:	/s/ Ilya Rachman
Name:	Ilya Rachman
Title:	Chief Executive Officer